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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2005   File No. 001-32267

<u>Desert Sun Mining Corp.</u>
(Name of Registrant)

<u>65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5</u>
(Address of principal executive offices)

1. News Release dated March 14, 2005
2. News Release dated March 22, 2005
3. News Release dated March 30, 2005
4. Final Short Form Prospectus
5. Management Information Circular
6. Form of Proxy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

For Further Information Contact:
Naomi Nemeth
 416-861-5901
 1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 08 – 2005

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

March 14, 2005

DESERT SUN ANNOUNCES FINANCIAL RESULTS FOR THE SIXTEEN MONTHS ENDED DECEMBER 31, 2004

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) announces that, at December 31, 2004, the Company had treasury assets with a market value of $21.4 million. Total acquisition, exploration and development expenditures were $29 million in the sixteen months ended December 31, 2004, compared with $3 million in the year ended August 31, 2003 and $36,000 in the year ended August 31, 2002. All expenditures in this three year period relate to activities at the Jacobina Mine and within the Bahia Gold Belt. The increase in exploration expenditures, from $3 million in fiscal 2003 to $8 million in fiscal 2004, reflects ongoing efforts to expand the mineral resource and reserve base and to search for additional ore bodies. In addition to the $8 million spent on exploration in the 16-months, a further $5 million was incurred in the first quarter to acquire from Valencia Ventures Inc. the remaining 49% interest in the Jacobina property not already owned by Desert Sun. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

Desert Sun changed its financial year-end from August 31 to December 31, with a transition year of 16-months ending December 31, 2004. On a consolidated basis, Desert Sun recorded a net loss from operations of $8.3 million in the sixteen months ended December 31, 2004, or 14 cents per share; compared with $2.3 million (or 9 cents per share) in the 12-months ended August 31, 2003 and $125,000 (or 1 cent per share) in the year ended August 31, 2002. The loss from operations included a non-cash charge of $4.4 million for stock-based compensation as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants. The net loss from operations for the 2004 fiscal year, excluding this book entry, was $3.8 million; comprising general and administration expenses of $4.5 million and interest received on cash invested of $0.7 million. General and administration expenses increased significantly over fiscal 2003, including increased remuneration and office expenses due to increased staffing and time commitments by existing staff, higher investor relations and travel expenses reflecting the activities associated with the raising of $51.2 million through equity offerings in the 16-month period. There were also substantial listing and filing fees and professional fees in connection with the procedures to register the Company's securities with the Securities and Exchange Commission in the United States.

The increase in cash and equivalents from $6.8 million at August 31, 2003 to $21.4 million at December 31, 2004 is primarily attributable to the issuance of capital stock through private placements and the exercise of warrants and stock options. During the sixteen months, $51 million (fiscal 2003 – $10 million) was raised, net of issue costs, through the issuance of common shares. A total of $47 million was raised in brokered private placements with the balance received from the exercise of options ($0.3 million) and warrants ($3.3 million).

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine is scheduled to re-start operations in April of 2005 with proven and probable mineral reserves of 14,378,000 tonnes @ 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes @ 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes @ 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see
www.desertsunmining.com

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

For Further Information Contact:
Naomi Nemeth
 416-861-5901
 1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 09 – 2005

**TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ**

March 22, 2005

DESERT SUN COMPLETES $25 MILLION BOUGHT DEAL

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) has completed its previously announced bought deal financing pursuant to which, as a result of the underwriters exercising their over-allotment option in full, it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants will trade on the Toronto Stock Exchange under the symbol "DSM.WT". The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. Proceeds from the offering will be used by the Corporation as to US$10 million to expand its exploration program in Morro de Vento, Jacobina mine, Pindabacu and Canavieras, as to US$5 million to finance pre-feasibility and other development work at Morro de Vento and Canavieras and the balance for working capital purposes.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

**NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES**

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

For Further Information Contact:
Naomi Nemeth
416-861-5901
1-866-477-0077

Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 10 – 2005

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

March 30, 2005

DESERT SUN ANNOUNCES FIRST GOLD POUR AT THE JACOBINA MINE

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) poured the first gold from its reactivated Jacobina Mine in the state of Bahia in northeastern Brazil using ore from mine development. The processing of development ore began in early March with approximately 50,000 tonnes milled to date. Gold from production ore will begin later in the second quarter.

"This gold pour is the culmination of months of work by the dedicated team of people who are responsible for the smooth development of this project," commented Bruce Humphrey, Desert Sun's Chief Executive Officer. "We are proud to announce this pour in the first quarter of 2005, ahead of schedule. We will continue mine commissioning and expect to ramp up to steady state annual production of 100,000 ounces of gold by the third quarter of this year, and will focus on our development projects that could facilitate a production expansion in 2006 and 2007."

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be publicly offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. ***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at 65 Queen Street West, Suite 810, Toronto, Ontario M5H 2M5, telephone (416) 861-5879. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at the above-mentioned address and telephone number.*

The securities offered under this short form prospectus have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from registration under the U.S. Securities Act or applicable state securities laws, may not be offered or sold, directly or indirectly, within the United States of America or to U.S. persons. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue March 15, 2005

DSM
DESERT SUN MINING

DESERT SUN MINING CORP.

$20,000,000

8,583,691 Units

This short form prospectus is being filed to qualify the distribution (the "Offering") of 8,583,691 units (the "Units") of Desert Sun Mining Corp. ("Desert Sun" or the "Corporation") at a price of $2.33 per Unit (the "Offering Price"), each Unit consisting of one common share (a "Common Share") in the capital of the Corporation and one-quarter of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to purchase one Common Share at a price of $2.50 at any time before 5:00 p.m. (Toronto time) on November 20, 2008. The Units will be issued pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March 8, 2005 (the "Underwriting Agreement") between Desert Sun and Sprott Securities Inc., CIBC World Markets Inc., Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. (collectively, the "Underwriters").

The outstanding Common Shares and Warrants of Desert Sun are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "DSM" and "DSM.WT", respectively, and the Common Shares are also listed on the American Stock Exchange ("AMEX") under the symbol "DEZ". On March 3, 2005, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $2.38 and on AMEX was US$1.90 and the closing price of the Warrants on the TSX was $0.98. The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before June 6, 2005. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX.

Price: $2.33 per Unit

	Price to the Public[(1)]	Underwriters' Fee	Net proceeds to the Corporation[(2)]
Per Unit	$2.33	$0.128	$2.202
Total[(3)]	$20,000,000	$1,100,000	$18,900,000

Notes:

(1) The price per Unit was determined by negotiation between the Corporation and the Underwriters. Of the Offering Price, the Corporation will allocate $1.99 to each Common Share and $0.34 to each one-quarter of one Warrant comprised in each Unit.

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $500,000, and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 2,145,923 Units at the Offering Price at any time prior to the closing of the Offering. In the event that the Underwriters' Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $25,000,000, $1,375,000 and $23,625,000, respectively. This short form prospectus qualifies the distribution of the Underwriters' Option and the Units issuable upon exercise of the Underwriters' Option.

An investment in the Common Shares and Warrants is subject to certain risks. Prospective investors should carefully consider the risk factors described in this short form prospectus under "Risk Factors".

The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale if, as, and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP. See "Legal Matters". Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about March 22, 2005, or such other date as may be agreed to by the Corporation and the Underwriters but in any event no later than April 5, 2005.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated by reference herein, contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend", "could", "would", "might", "budget", "estimate" and similar or comparable words and expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to management. Such forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold or other metal production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates and are or may be based on assumptions and estimates related to future economic, market, political, social and other conditions.

Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Desert Sun cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus or in the case of documents incorporated by reference herein, as of the dates of such documents, and Desert Sun assumes no obligation to update or revise them to reflect new events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) renewal annual information form (''AIF'') of the Corporation dated January 18, 2004 for the year ended August 31, 2003, other than the documents specifically incorporated by reference in the AIF;

(b) audited comparative consolidated financial statements of the Corporation as at and for the fiscal periods ended December 31, 2004 and August 31, 2003, together with the auditors' report thereon and the notes thereto and management's discussion and analysis in respect thereof;

(c) management information circular dated December 19, 2003 prepared in connection with the annual and special meeting of shareholders of the Corporation held on January 21, 2004;

(d) material change report dated September 12, 2003 relating to the completion of the feasibility study by SNC Lavalin Engineers & Constructors;

(e) material change report dated November 17, 2004 relating to an increase in the estimate of measured and indicated mineral resources at the Jacobina mine;

(f) material change report dated January 19, 2005 relating to the results of a reconnaissance diamond drill program to test target areas in the northern portion of the Bahia Gold Belt in Northeastern Brazil;

(g) material change report dated March 4, 2005 relating to an increase in the estimate of mineral reserves at the Jacobina mine; and

(h) material change report dated March 4, 2005 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering) shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares and Warrants, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)

Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Québec) for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund
An Act respecting trust companies and savings companies (Québec) for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company (as defined therein) investing its funds
Supplemental Pension Plans Act (Québec)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided in the case of the Warrants, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Deferred Income Plan (as defined below) or registered education savings plan, or the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Deferred Income Plans") and registered education savings plans. In the opinion of such counsel, based in part on a certificate of the Corporation as to factual matters and the provisions of the Tax Act and regulations thereunder in force as of the date hereof, the Common Shares and Warrants comprising the Units, if issued on the date of this prospectus, would not constitute "foreign property" for the purpose of the tax imposed under Part XI of the Tax Act on Deferred Income Plans, registered investments and certain other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

In its federal budget released on February 23, 2005, the Canadian government proposes to eliminate the limitation on "foreign property" applicable to Deferred Income Plans effective as of 2005. However, there is no assurance that such proposal will be enacted into law.

THE CORPORATION

Overview

Desert Sun was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Corporation changed its name to Consolidated Fredonia Oil & Gas Ltd.

On February 20, 1986, the Corporation changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 11, 1991, the Corporation changed its name to Yellow Point Mining Corp. On August 26, 1994, the Corporation changed its name to Desert Sun Mining Corp. On March 20, 2003, the Corporation was continued under the *Canada Business Corporations Act.*

Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Corporation's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. See ''Item 4 — Narrative Description of the Business — Mineral Properties'' in the AIF.

Desert Sun's principal executive and registered offices are located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5. The Common Shares and Warrants of the Corporation are listed and posted for trading on the TSX under the symbols ''DSM'' and ''DSM.WT'', respectively. The Common Shares are also listed on the AMEX under the symbol ''DEZ'' and are quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol ''DRT''.

Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of Desert Sun, their respective jurisdictions of incorporation and Desert Sun's current voting and equity interest therein.



RECENT DEVELOPMENTS

Currency Protection Agreement

On March 4, 2005, the Corporation entered into an agreement with BankBoston to purchase an average of 3 million Brazilian Real monthly in 2006 at a price of US$1 million. The amount hedged under this agreement represents approximately 60% of the projected 2006 capital and operating budgets of the Jacobina mine and the exchange rate under the agreement is in line with the exchange rate assumptions used in the SNC Feasibility Study (as defined below).

Jacobina Mine Nears Production

The Corporation plans to re-start production at the Jacobina mine in April, 2005.

Increased Estimates of Mineral Resources and Mineral Reserves

In November and December 2004, the Corporation reported increases in the estimate of total measured and indicated mineral resources at the Jacobina mine. The revised estimate of total measured and indicated mineral resources is 24.8 million tonnes, grading 2.53 grams of gold per tonne, containing approximately 2.05 million ounces of gold. The inferred mineral resource estimate is 22.2 million tonnes, grading 2.61 grams of gold per tonne, containing approximately 1.9 million ounces of gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In preparing the revised mineral resource estimate, the Corporation used methods similar to those outlined by Micon International in its report entitled ''A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil'' dated August 2003.

Based upon the increased estimate of mineral resources, the Corporation revised its mineral reserve estimate for the Jacobina mine (Joao Belo zone) to 11,102,000 tonnes, grading 2.04 grams of gold per tonne, containing 726,800 ounces of gold. The revised estimate represents an increase of 44% from the estimate of 504,000 contained ounces of gold in the feasibility study completed by SNC Lavalin Engineers & Constructors, Inc. dated September 2003 (the ''SNC Feasibility Study''). The conversion rate of the new indicated mineral resource to mineral reserve is approximately 75%, which is comparable to the historical experience at the mine and to the conversion rate in the SNC Feasibility Study.

The key parameters used to determine the mineral reserve estimate include: mining recovery rate of 80%; gold price of US$350 per ounce; dilution of one metre on both the hanging wall and on the footwall at grades indicated by diamond drilling; mineral resources and mineral reserves were estimated using the polygonal method on vertical longitudinal sections; assay cutting factor of 30 grams of gold per tonne; and a block cut-off grade of 1.33 grams of gold per tonne.

A technical report entitled ''An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2004 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil'' (the ''Desert Sun Report'') relating to the revised mineral resource and mineral reserve estimates has been prepared by the Corporation and was filed via SEDAR on March 8, 2005. The authors of the report were Dr. Bill Pearson, P.Geo., the Vice President, Exploration of the Corporation and a qualified person under National Instrument 43-101 (''NI 43-101''), and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Corporation and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines.

2005 Exploration Program

The Corporation has initiated its 2005 exploration program, which is planned to include at least 25,000 metres of diamond drilling. The Corporation plans to focus this program on further exploring and developing major target areas in the Jacobina mine area and conducting further exploration work in the northern area of the Bahia Gold Belt, especially at Pindoba¸cu.

$20 Million Unit Financing

On October 20, 2004, the Corporation completed an equity financing pursuant to which it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant had identical terms as the Warrants to be issued pursuant to this Offering.

Changes to Management and Board

Bruce Humphrey, P.Eng, was appointed the President, Chief Executive Officer and a member of the Board of Directors of the Corporation, effective October 18, 2004. Stan Bharti, P.Eng., was appointed Chairman of the Board of Directors and Gerry McCarvill was appointed Vice Chairman of the Corporation.

Listing on American Stock Exchange

The common shares of the Corporation began trading on the American Stock Exchange on August 11, 2004, under the symbol ''DEZ''.

Operating Permits Received

As of July 6, 2004, the Corporation has received all operating and environmental permits required to re-start operations at the Jacobina Mine.

Change of Year End

As of February 27, 2004, the Corporation changed its financial year end from August 31 to December 31 to coincide with the year end of its subsidiary Jacobina Minera¸c˜ao e Com´ercia S.A. Under Brazilian law, Jacobina Minera¸c˜ao e Com´ercia is required to have a year end of December 31. The Corporation believed that it would be more cost efficient and in the best interests of the Corporation and its shareholders for both companies to have the same financial year end. The Corporation implemented this change by having a transition financial year of 16 months, the last day of which was December 31, 2004.

Preliminary Assessment Completed

The Corporation commissioned SRK Consulting (''SRK'') to assess the achievability and economics of higher underground production rates (the ''Production Rate Assessment'') on all categories of mineral resources, including inferred mineral resources, and to assess increased gold production rates and preliminary ''order of magnitude'' economics for the Jacobina mine. In the study dated December 2003, SRK concluded that it is reasonable for the Corporation to pursue a higher production rate at the Jacobina mine, in the range of 5,200 tons per day. SRK concluded that at this rate, Jacobina could produce an average of 154,000 mined ounces annually, based on a metallurgical recovery of 96.5%, at an estimated cash cost of US$165 per recovered ounce. A 5,200 ton per day production rate would involve additional risk because a higher production rate is required, more capital is required up front, and the payback period is one year longer.

SRK stated that the data used in the study is preliminary in nature with a high level of uncertainty, and also that if a higher Jacobina production rate is adopted as a goal of the Corporation, SRK recommended that a feasibility study be completed to verify the economics. The Corporation has not yet commissioned this feasibility study.

The Production Rate Assessment is not adequate to definitively confirm the economics of the Jacobina property extended life-of-mine production scenarios. SRK cautioned that the results presented in the study are preliminary in nature and based on inferred mineral resources, which cannot be converted to mineral reserves due to their uncertainty. There is no guarantee that further exploration will upgrade any of these inferred mineral resources.


PLAN OF DISTRIBUTION


Pursuant to an underwriting agreement (the ''Underwriting Agreement'') dated as of March 8, 2005 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on March 22, 2005, or such other date as may be agreed upon by the Corporation and the Underwriters (the ''Closing Date'') but in any event no later than April 5, 2005, all but not less than all of the 8,583,691 Units offered hereby at the Offering Price, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. In addition, the Underwriters have the option to purchase up to an additional 2,145,923 Units at the Offering Price at any time prior to the closing of the Offering. The Corporation has agreed to pay the Underwriters a fee of $0.12815 per Unit for their services in connection with the distribution of the Units offered by this Prospectus. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the

Corporation fulfilling all of the listing requirements of the TSX on or before June 6, 2005. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX.

The Warrants will be created and issued pursuant to the terms of the Warrant Indenture (as defined below).

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.50 at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008 at which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

The Units, Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered, exercised or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. Each Underwriter has agreed that, except in accordance with the terms of an applicable exemption as described in the Underwriting Agreement, it will not offer or sell any of the Units within the United States or its territories or possessions or to or for the account or benefit of any U.S. person. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. In addition, until 40 days after the commencement of this offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of their Units, if any of the Units are purchased under the Underwriting Agreement.

Pursuant to the policies of the Ontario Securities Commission and the Autorit´e des march´es financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which there were 73,509,429 issued and outstanding as of March 14, 2005. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on *a pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on *a pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued in registered form under and be governed by the terms of a warrant indenture (the ''Warrant Indenture'') dated November 20, 2003, as supplemented, between the Corporation and Equity Transfer Services Inc., as warrant agent thereunder (the ''Warrant Agent''). The Corporation has appointed the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder to purchase one Common Share at a price of $2.50. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Corporation is entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a ''dividend paid in the ordinary course'', as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Corporation's stock option plans);

(ii) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the ''current market price'', as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ''extraordinary resolution'', which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than $66\frac{2}{3}$% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than $66\frac{2}{3}$% of the aggregate number of all the then outstanding Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the ''Tax Act'') generally applicable to holders of Common Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm's length and are not affiliated with the Corporation; (ii) are not ''financial institutions'' as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not ''specified financial institutions'' as defined in the Tax Act; and (iv) hold their Common Shares and Warrants as capital property. Such securities will generally be ''capital property'' to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the ''Regulations'') in force as of the date hereof, all specific proposals (the ''Proposed Amendments'') to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the *Canada-United States Income Tax Convention (1980)* (the ''Convention''), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the ''CRA''). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares and Warrants will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a ''Canadian Holder'') of Common Shares and Warrants who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act.

Acquisition of Common Shares and Warrants

The total purchase price of a Unit to a Canadian Holder must be allocated on a reasonable basis between the Common Share and the one-quarter of one Warrant to determine the cost of each for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $1.99 of the issue price of each Unit as consideration for the issue of each Common Share and $0.34 of the issue price of each Unit for the issue of each one-quarter of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA. The Canadian Holder's adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Canadian Holder's cost of the Common Share acquired thereby will be the aggregate of the Canadian Holder's adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Canadian Holder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Canadian Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Warrants. In the event of the expiry of an unexercised Warrant, the Canadian Holder will realize a capital loss equal to the Canadian Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading ''Capital Gains and Losses''.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income. In the case of an individual Canadian Holder, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 3311$_{3}$% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading ''Capital Gains and Losses''.

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share or Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security, as applicable, to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Canadian Holder that is throughout the relevant taxation year a ''Canadian-controlled private corporation'' (as defined in the Tax Act) also may be liable to pay an additional refundable tax of $62\frac{2}{3}\%$ on its ''aggregate investment income'' for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares or Warrants and who do not use or hold the Common Shares and/or Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention (''U.S. Holders''). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Common Shares or Warrants provided such securities do not constitute ''taxable Canadian property''. Common Shares and Warrants will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and provided that at no time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Corporation. Common Shares and Warrants may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act. A U.S. Holder's capital gain (or capital loss) in respect of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not ''treaty-protected property'') will generally be computed in the manner described above under ''Holders Resident in Canada — Capital Gains and Losses''.

Even if the Common Shares or Warrants are taxable Canadian property to a U.S. Holder, a taxable capital gain resulting from the disposition of such securities will not be included in computing the U.S. Holder's income for the purposes of the Tax Act if the securities constitute ''treaty-protected property''. Common Shares and Warrants owned by a U.S. Holder will generally be treaty-protected property provided the value of the Corporations shares is not derived principally (more than 50%) from real property situated in Canada.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and estimated offering expenses, including expenses relating to the preparation and filing of this short form prospectus, are estimated to be approximately $23,125,000 (assuming that the Underwriters' Option is exercised in full).

The net proceeds of the Offering are intended to be used by the Corporation as to US$10 million to expand its exploration program in Morro do Vento, Jacobina Mine, Pindaba¸cu and Canavieras as to up to US$5 million to finance pre-feasibility and other development work at Morro do Vento and Canavieras and the balance for working capital purposes. The proceeds that are intended to be used by the Corporation for its exploration program in Morro do Vento, Jacobina Mine, Pindaba¸cu and Canavieras relate to the exploration and development program recommended in the Desert Sun Report. The Corporation's actual use of the net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's cash and equivalents and consolidated capitalization as at December 31, 2004, on an actual basis and on an adjusted basis to give effect to the Offering and certain other material changes in the consolidated capitalization since December 31, 2004 (the ''Adjustments''). This information should be read in connection with the Corporation's financial statements and related notes thereto incorporated by reference in this short form prospectus.

	As at December 31, 2004(1)(2)	As at December 31, 2004 after giving effect to the Offering(2)(3)(4)
Cash	$21,356	$44,481
Long-term debt	$314	$314
Shareholders' equity:		
Common Shares	$62,647	$82,325
	(73,175,929 Common Shares)	(83,905,543 Common Shares)
Warrants	$ 9,758	$13,205
	(14,809,681 Warrants)	(17,492,084 Warrants)
Contributed Surplus	$ 5,024	$ 5,024
Deficit	$17,728	$17,728
Total Shareholders' Equity	$59,700	$82,825
Total Consolidated Capitalization	$60,014	$83,139

Notes:

(1) Dollar amounts correspond with those set forth in the audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2004.

(2) All dollar amounts in the table and the notes are expressed in thousands of Canadian dollars.

(3) After deducting the Underwriters' fee and the estimated expenses of the Offering.

(4) Assuming that the Underwriters' Option is exercised in full.

RISK FACTORS

An investment in the Units involves significant risks, which should be carefully considered by prospective investors before purchasing Units. Prospective investors should consider the following risks.

Jacobina at Development Stage

Jacobina is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Corporation cannot give any assurance that the development of the Jacobina mine will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Corporation.

Foreign Country Risks

All of Desert Sun's property interests are located in Brazil and consequently Desert Sun is subject to certain risks, including currency fluctuations and possible political or economic instability in that country, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect Desert Sun's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety.

Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Corporation has relied, and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold, fluctuations in exchange rates or the price of other minerals produced, costs of development, infrastructure and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Desert Sun may determine that it is impractical to commence or continue commercial production.

Environmental and Other Regulatory Requirements

Desert Sun's activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officer and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Desert Sun's current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that such laws and regulations would not have an adverse effect on any mining project that Desert Sun may undertake. Desert Sun believes that it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Desert Sun and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Estimates of Mineral Resources and Mineral Reserves and Production Risks

The mineral resource and mineral reserve estimates included in this short form prospectus, including those estimates from the Desert Sun Report, and estimates incorporated by reference herein are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource or mineral reserve will even qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in mineral resources and/or mineral reserves, grades, stripping ratios or recovery rates may affect the economic viabilities of projects. The estimated mineral resources and mineral reserves included in this short form prospectus or in the documents incorporated by reference herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Corporation has engaged expert independent technical consultants to advise it with respect to certain of its mineral resource and mineral reserve estimates and project engineering, among other things. The Corporation believes that those experts, and the Corporation's personnel, are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts, or the Corporation's personnel, is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays and increased costs in developing the Jacobina property.

Mineral Prices

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond Desert Sun's control may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond Desert Sun's control, including government regulations relating to price, government sales of commodities, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun's securities.

Competition

Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividends

All of Desert Sun's available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of Desert Sun's assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against Desert Sun's assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Corporation.

Conflicts Of Interest

Certain of the Corporation's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti, the Chairman of the Corporation, is also a director and former officer of Valencia Ventures Inc. ("VVI") (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Corporation acquired the Jacobina property. At the time that Desert Sun and VVI entered into the agreement that entitled Desert Sun to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of Desert Sun. At the time that VVI granted Desert Sun the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

LEGAL MATTERS

Certain legal matters in connection with the distribution of the Units pursuant to this short form prospectus will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As at March 14, 2005, partners and associates of Cassels Brock & Blackwell LLP, as a group, and partners and associates of Heenan Blaikie LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation or of any associated party or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are McGovern, Hurley, Cunningham LLP, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the Short Form Prospectus of the Corporation dated March 15, 2005 relating to the issue of 8,583,691 Units consisting of 8,583,691 Common Shares and 2,145,922 Common Share Purchase Warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Short Form Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and August 31, 2003 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the periods ended December 31, 2004, and August 31, 2003. Our report is dated February 22, 2005, except for Note 17 that is at March 4, 2005.

/s/ ''McGOVERN, HURLEY CUNNINGHAM, LLP''
Chartered Accountants Toronto, Ontario

CERTIFICATE OF THE CORPORATION

Dated: March 15, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Qu´ebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

(Signed) BRUCE HUMPHREY	(Signed) STEPHEN WOODHEAD
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) STAN BHARTI	(Signed) NANCY MCINERNEY-LACOMBE
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 15, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Qu´ebec, to the best of our knowledge, information and belief, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

SPROTT SECURITIES INC.

By: (Signed) DARREN WALLACE

C I B C WORLD MARKETS INC.

By: (Signed) DAVID A. SCOTT

SALMAN PARTNERS INC.

By: (Signed) TERRANCE K. SALMAN

CANACCORD CAPITAL CORPORATION	FIRST ASSOCIATES INVESTMENTS INC.	HAYWOOD SECURITIES INC.	PACIFIC INTERNATIONAL SECURITIES INC.
By: (Signed) JAMES M. BROWN	By: (Signed) RICK VERNON	By: (Signed) JOHN D. WILLETT	By: (Signed) JAMES P. DEFER



DESERT SUN MINING CORP.

MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED MARCH 7, 2005

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF DESERT SUN MINING CORP. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON APRIL 20, 2005 AND AT ANY ADJOURNMENT THEREOF. References in this management information circular to the "Meeting" include references to any adjournment thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy **WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY TO BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this management information circular management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Non-Registered Holders

Only registered shareholders of the common shares of the Corporation (the "Common Shares") or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a holder who is not a registered holder (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an "Intermediary"); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101, the Corporation will distribute copies of the

Notice of Meeting, form of proxy, the supplemental mail list return card and this management information circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the materials to the appropriate Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "Voting Instructions Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. **In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of March 7, 2005, the Corporation had issued and outstanding 73,444,429 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 7, 2005, (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders of the Corporation, or any adjournment thereof, or until their successors are elected or appointed unless a director's office is earlier vacated under the articles of the Corporation or the *Canada Business Corporations Act* or he or she becomes disqualified to act as a director.

The board of directors (the "Board") currently consists of six directors (the "Nominees"). The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Advance notice of this Meeting was published in the Globe & Mail on February 28, 2005. No nomination for election of directors has been received by the Corporation pursuant thereto.

Name & Country of Residence	Office	Period of Service as a Director	Present Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercise[1]
Gerald P. McCarvill [3][4] Canada	Vice-Chairman & Director	Since July 15, 2002	Business Executive	536,000
Stan Bharti Canada	Chairman and Director	Since February 28, 2002	Professional Engineer	1,050,000
Bruce Humphrey Canada	President, Chief Executive Officer & Director	October 18, 2004	Mining Engineer	Nil
Peter Bojtos[2][4][5] United States	Director	Since June 19, 2002	Professional Engineer	110,000
Nancy McInerney-Lacombe[2][3][5] Canada	Director	Since July 1, 2003	Business Executive	Nil
Kenneth Taylor[2][3][4][5] United States	Director	Since September 16, 2002	Business Consultant	Nil

Notes:

(1) The information as to Common Shares owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominee.

(2)   Member of the Audit Committee.

(3)   Member of the Compensation Committee.

(4)   Member of the Nominating Committee.

(5)   Member of the Corporate Governance Committee.

IF ANY OF THE FOREGOING NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Each of the Nominees has been principally engaged in the occupation set opposite his or her name for the past five years, with the following exceptions:

Bruce Humphrey – Mr Humphrey is a mining engineer with 30 years experience in the mining industry. From 1998 to 2004, Mr. Humphrey was the Vice President and Chief Operating Officer for Goldcorp Inc. He has worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. He has been very active in several mining associations and mine safety groups. Prior to working with the Corporation, Mr. Humphrey was Senior Vice President and Chief Operating Officer of Goldcorp Inc., (TSX: G) (NYSE: GG). His responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine as well as the Exploration Group and Goldcorp's operations in South Dakota and Saskatchewan.

Executive Compensation

(a)   Compensation of Executive Officers

The compensation policy of the Corporation is derived from the perspective of ownership. Executive officers expect to reap the majority of their income from the appreciation in value of the Common Shares they hold in the Corporation. Given that members of management are retained as consultants as opposed to employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers currently consists of a monthly retainer and in the form of stock options.

Management compensation is kept below market rates for comparable positions and is sufficient to maintain an individual's cash flow. The amounts are determined on a discretionary basis after review by the Compensation Committee of the contribution of each executive officer of the Corporation. Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation.

Although they may be members of the Board, the executive officers do not individually make any decisions with respect to their respective salary or bonus.

Since the last meeting of shareholders, year end of the Corporation changed to December 31. Consequently, all information for the most recent financial year ended is for the 16 month period from September 1, 2003 to December 31, 2004. The following table summarizes the compensation paid during the last three financial periods ended December 31, 2004, August 31, 2003 and August 31, 2002 in respect of the individuals who were, at each year-end, carrying out the role of the Chief Executive Officer or Chief Financial Officer of the Corporation and/or those executive officers whose total salary and bonuses exceeded $150,000 during the financial period ended December 31, 2004 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year [1]	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
Bruce Humphrey, President & C.E.O.	2004	67,708	65,000	Nil	1,000,000	Nil	Nil	Nil
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stan Bharti Chairman and Past C.E.O.	2004	240,000	290,000	Nil	1,000,000	Nil	Nil	Nil
	2003	125,000	116,500	Nil	346,666	Nil	Nil	Nil
	2002	20,000	Nil	Nil	650,000	Nil	Nil	Nil
Stephen Woodhead C.F.O.	2004	140,000	65,000	Nil	150,000	Nil	Nil	Nil
	2003	13,000	5,000	Nil	100,000	Nil	Nil	Nil
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Peter Tagliamonte V.P. Operations and C.O.O.	2004	228,851	97,614	Nil	400,000	Nil	Nil	Nil
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Pearson V.P. Exploration	2004	197,500	65,000	Nil	350,000	Nil	Nil	Nil
	2003	77,737	30,000	Nil	173,333	Nil	Nil	Nil
	2002	8,000	Nil	Nil	100,000	Nil	Nil	Nil
Gerald McCarvill Vice-Chairman and Past Chairman	2004	139,167	90,000	Nil	600,000	Nil	Nil	Nil
	2003	65,000	64,000	Nil	173,333	Nil	Nil	Nil
	2002	5,000	Nil	Nil	450,000	Nil	Nil	Nil

Notes: (1) 2004 was a 16 month transition year, the information for 2003 and 2002 is for the 12 months ended August 31.
   (2) Long-term incentive plan

(b)   Long Term Incentive Plan (LTIP Awards)

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities), was paid or distributed to the Named Executive Officers during the most recently completed fiscal year.

(c)   Options and Stock Appreciation Rights (SARs)

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

Stock options granted to the Named Executive Officers during the fiscal period ended December 31, 2004 are provided in the table below:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal year[1]	Exercise or Base Price (Cdn.$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn.$/Security)	Expiration Date
Bruce Humphrey President and CEO	1,000,000	17.87%	$1.20	$1.20	Sept. 20/09
Stan Bharti, Chairman and Past C.E.O.	1,000,000	17.87%	500,000 at $1.62 500,000 at $1.70	$1.62 $1.55	Sept. 23/08 Dec. 22/08
Stephen Woodhead, C.F.O.	150,000	2.68%	100,000 at $1.62 50,000 at $1.70	$1.62 $1.55	Sept. 23/08 Dec. 22/08
Peter Tagliamonte V.P. Operations and C.O.O.	400,000	7.15%	$1.65	$1.65	Oct. 22/08
William Pearson V.P. Exploration	350,000	6.25%	200,000 at $1.62 150,000 at $1.70	$1.62 $1.55	Sept. 23/08 Dec. 22/08
Gerald McCarvill Vice-Chairman	600,000	10.72%	300,000 at $1.62 300,000 at $1.70	$1.62 $1.55	Sept. 23/08 Dec. 22/08

(1)   Based on the total number of options granted to directors/officers/consultants of the Corporation pursuant to the stock option plan during the fiscal period ended December 31, 2004.

During the fiscal period ended December 31, 2004, there has been no repricing of stock options held by any Named Executive Officer.

OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal period ended December 31, 2004 and options held by the Named Executive Officers as at December 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-money Options at December 31, 2004	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Bruce Humphrey President, CEO, and Director	Nil	N/A	125,000	875,000	98,750[1]	691,250[1]
Stan Bharti, Chairman and Past C.E.O.	Nil	N/A	1,346,666	0	673,199[2]	N/A
Stephen Woodhead, C.F.O.	50,000	31,000[3]	200,000	0	101,000[4]	N/A
Peter Tagliamonte V.P. Operations and C.O.O.	Nil	N/A	200,000	200,000	68,000[5]	68,000[5]
William Pearson V.P. Exploration	50,000	51,000[6]	573,333	0	369,600[7]	N/A
Gerald McCarvill Vice-Chairman	Nil	N/A	1,223,333	0	1,094,100[8]	N/A

(1)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $1.20.
(2)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $1.00 on 346,666 options, an exercise price of $1.62 on 500,000 options and $1.70 on 500,000 options.
(3)	Based on an exercise price of $1.00 and a market price of $1.62 on the date of option exercise.
(4)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $1.00 on 50,000 options, an exercise price of $1.62 on 100,000 options and $1.70 on 50,000 options.
(5)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $1.65.
(6)	Based on an exercise price of $0.38 and a market price of $1.40 on the date of option exercise.
(7)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $0.38 on 50,000 options, $1.00 on 173,333 options, an exercise price of $1.62 on 200,000 options and $1.70 on 150,000 options.
(8)	Based on the closing price on December 31, 2004 of $1.99 and an exercise price of $0.38 on 450,000 options, $1.00 on 173,333 options, an exercise price of $1.62 on 300,000 options and $1.70 on 300,000 options.

(d)   Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has consulting contracts with the current Named Executive Officers as follows: The Corporation entered into a contract with Bruce Humphrey effective October 18, 2004 pursuant to which Mr. Humphrey agreed to provide consulting services to the Corporation commencing on that day. Mr. Humphrey is entitled to compensation for the provision of such services of $27,083 per month. In the event of a "change of control" of the Corporation, Mr. Humphrey would be entitled to compensation equal to three years' fees. The Corporation entered into a contract with Stan Bharti effective October 18, 2004 pursuant to which Mr. Bharti agreed to provide consulting services to the Corporation commencing on that day. Mr. Bharti is entitled to compensation for the provision of such services of $15,000 per month. In the event of a "change of control" of the Corporation, Mr. Bharti would be entitled to compensation equal to three years' fees. The Corporation entered into a contract with Stephen Woodhead effective January 1, 2004 pursuant to which Mr. Woodhead agreed to provide consulting services to the Corporation commencing on that day. Mr. Woodhead is entitled to compensation for the provision of such services of $10,000 per month. In the event of a "change of control" of the Corporation, Mr. Woodhead would be entitled to compensation equal to one years' fees. The Corporation entered into a contract with Peter Tagliamonte effective January 5, 2004 pursuant to which Mr. Tagliamonte agreed to provide consulting services to the Corporation commencing on that day. Mr. Tagliamonte is entitled to compensation for the provision of such services of US$15,833 per month. The Corporation entered into a contract with William Pearson effective January 1, 2004 pursuant to which Mr. Pearson agreed to provide consulting services to the Corporation commencing on that day. Mr. Pearson is entitled to compensation for the provision of such services of $12,500 per month. In the event of a "change of control" of the Corporation, Mr. Pearson would be entitled to compensation equal to one years' fees. The Corporation entered into a contract with Gerald McCarvill effective October 18, 2004 pursuant to which Mr. McCarvill agreed to provide consulting services to the Corporation commencing on that day. Mr. McCarvill is entitled to compensation for the provision of such services of $8,333 per month. In the event of a "change of control" of the Corporation, Mr. McCarvill would be entitled to compensation equal to three years' fees.

Other management services for the Corporation are not, to any material degree, performed by persons other than the senior officers of the Corporation.

(e)   Compensation of Directors

Only the Independent Directors are paid fees in their capacity as directors of the Corporation. The Independent Directors are Peter Bojtos, Nancy McInerney-Lacombe and Ken Taylor. Each of the Independent Directors is paid $1,000 per quarter.

In addition, Directors are compensated for sitting on various committees of the Board. Those Committees are: the Corporate Governance Committee, the Nominating Committee, the Audit Committee and the Compensation Committee. The Corporate Governance Committee is chaired by Peter Bojtos with Nancy McInerney-Lacombe and Ken Taylor comprising the remainder of the Committee. The Audit Committee is chaired by Nancy McInerney-Lacombe with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. The Compensation Committee is chaired by Ken Taylor with Gerald McCarvill and Nancy McInerney-Lacombe comprising the remainder of the Committee. Only the independent directors who sit on these Committees are compensated. The chairs of each of the Committees are paid $1,000 per quarter with the remaining Committee members receiving $500 per quarter. The payment of all of the above directors' fees was introduced July 25, 2003. A full description of the duties and responsibilities of each of the Committees is provided in the section entitled "Corporate Governance".

Directors are entitled to participate in the Corporation's stock option plan. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation. Directors were granted the following options during the 16 month period ended December 31, 2004: Mr. Bharti was granted 500,000 options at $1.62 which expire on September 23, 2008 and 500,000 options at $1.70 which expire on December 22, 2008, Mr. Bojtos was granted 100,000 options at $1.62 which expire on September 23, 2008 and 83,333 options at $1.70 which expire on December 22, 2008, Mr. Humphrey was granted 1,000,000 options at $1.20 which expire on September 20, 2009, Mr. McCarvill was granted 300,000 options at $1.62 which expire on September 23, 2008 and 300,000 options at $1.70 which expire on December 22, 2008, Ms. McInerney-Lacombe was granted 100,000 options at $1.62 which expire on September 23, 2008 and 83,333 options at $1.70 which expire on December 22, 2008 and Mr. Taylor was granted 100,000 options at $1.62 which expire on September 23, 2008 and 83,333 options at $1.70 which expire on December 22, 2008.

Independent Directors also were paid bonuses during the 16 month period ended December 31, 2004. Individual grants were based on the assessment of the individual's contribution to the corporation over the period. Mr. Bojtos received bonuses totalling $35,000, Ms McInerney-Lacombe received bonuses totalling $35,000 and Mr. Taylor received bonuses totalling $35,000.

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as a director by the Corporation and its subsidiaries during the 16 month period ended December 31, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets out the outstanding options under the Corporation's existing Stock Option Plan under which common shares of the Corporation are authorized for issuance as of the end of the Corporation's most recently completed fiscal period.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,997,377	1.34	N/A
Equity compensation plans not approved by security holders	1,142,786	1.30	N/A
TOTAL	8,140,163	1.33	N/A

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Corporation was indebted to the Corporation or its subsidiaries during the fiscal period ended December 31, 2004, including under any securities purchase or other program.

Interest of Informed Persons in Material Transactions

No informed person of the Corporation has had any interest in any material transactions involving the Corporation since August 31, 2003 other than as may be disclosed herein.

Interest of Persons in Matters to be Acted Upon

No director, executive officer, proposed nominee for election as a director nor their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at this Meeting other than the election of directors.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of McGovern, Hurley, Cunningham, LLP, as auditors of the Corporation for the 2005 fiscal year, and to authorize the directors to fix their remuneration. McGovern, Hurley, Cunningham, LLP have been the Corporation's Auditors since February 24, 2003, when they took over from DeVisser Grey, Chartered Accountants.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Audit Committee Charter

(Implemented pursuant to Multilateral Instrument 52-110)

Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every Toronto Stock Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee Charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board.

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

Audit Committee Mandate

(a) The Board shall elect annually from among its members at the first meeting of the Board following the annual meeting of the shareholders, a committee to be known as the audit committee to be composed of three directors or such other number not less than three as the Board may from time to time determine, of whom all members shall not be officers or employees of the corporation or an affiliate of the Corporation. A majority of the audit committee shall constitute a quorum.

(b) Any member of the committee may be removed or replaced at any time by the Board. Any member of the committee ceasing to be a director shall cease to be a member of the audit committee. Subject to the foregoing, each member of the audit committee shall hold office as such until the next annual appointment of members after his election. Any vacancy occurring in the committee shall be filled at the next meeting of the Board.

(c) The responsibilities of the audit committee shall be to:

With respect to Financial Accounting Matters,

1. Review with management and the external auditors the annual consolidated financial statements, the annual report including the management discussion and analysis and the press release before making recommendations to the Board relating to approval of the statements. *Timing: year-end.*

2. Review with management, and if deemed necessary, with the external auditors interim financial statements, the quarterly report and the press release before making recommendations to the Board relating to approval of the statements. *Timing: first three quarters.*

3. Review with management all financial statements included in a prospectus or annual information form or any other public disclosure document containing financial information before making recommendations to the Board relating to the approval of the same. *Timing: as required.*

4. Review annually the accounting principles and practices followed by the Corporation and any changes in the same as they occur. *Timing: annually near year-end.*

5. Review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Corporation's financial reporting as reported to the audit committee by management. *Timing: annually near year-end.*

6. Review estimates and judgments and choices of accounting alternatives which are material to reported financial information as reported to the audit committee by management. *Timing: each quarter and year-end.*

7. Review the status of material contingent liabilities as reported to the audit committee by management. *Timing: each quarter and year-end.*

8. Review the status of income tax returns and potentially significant tax problems as reported to the audit committee by management. *Timing: immediately as known.*

9. Review any errors or omissions in the current or prior year's financial statements. *Timing: immediately as known.*

With respect to the External Auditors,

1. Review with management the performance and independence of the external auditors and report thereon to the Board at least annually, including, where appropriate, a recommendation to replace the external auditor. *Timing: year-end.*

2. Review with management the engagement letter of the external auditors and the scope and timing of the audit work to be performed as outlined in the Audit Plan. *Timing: annually.*

3. Review with the external auditors the performance of management involved in the preparation of financial statements and any problems encountered by the external auditors, any restrictions on the auditors' work, the cooperation received in the performance of the audit and the audit findings. *Timing: year-end.*

4.   Review the management letter with the external auditors noting any significant recommendations on internal control made by them to management and management's response to the recommendations. *Timing: annual audit.*

5.   Review with management and the external auditors estimated and actual audit fees. *Timing: annual audit.*

6.   Receive and review with the external auditors a formal written statement prepared by the external auditors that discloses all relationships, including the nature of and fees for any non-audit services performed for the Corporation, between the external auditor and the Corporation and consider whether the nature and extent of such services could impact on the objectivity and independence of the external auditor and, if necessary, recommending that the full Board take appropriate action to oversee the independence of the external auditor. *Timing: as required.*

With respect to General Audit Matters,

1.   Inquire of management, and the external auditors as to any activities that may be or may appear to be illegal or unethical. *Timing: each quarter and year-end.*

2.   Review with management, and if deemed necessary, with the external auditors any material frauds reported to the audit committee. *Timing: immediately as known.*

3.   Review with the external auditors the adequacy of staffing for accounting and financial responsibilities. *Timing: year-end.*

4.   Report and make recommendations to the Board as the committee considers appropriate. *Timing: as required.*

(d)   In addition, the Board may refer to the audit committee such matters and questions relating to the Corporation and its affiliates as the Board may from time to time see fit.

(e)   Any member of the audit committee may require the auditors to attend any or every meeting of the audit committee.

(f)   The audit committee shall elect annually a chairman from among its members.

(g)   The audit committee shall review and reassess the adequacy of the formal mandate on an annual basis.

(h)   The times of and the places where meetings of the audit committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the audit committee; provided that notice of every such meeting and the circulation of the financial statements to committee members is at least 48 hours prior to the meeting. The auditors of the Corporation also shall be given such notice of meetings and shall be entitled to attend and be heard thereat, and that meetings shall be convened whenever requested by the auditors, or any member of the audit committee in accordance with the Business Corporations Act (1982).

(i)   The audit committee shall support the senior management team and the Board in keeping abreast of changes occurring or proposed to regulatory requirements and/or general accounting guidelines, such that the Corporation adopts "best in class" accounting and internal control policies and practices.

(j) All prior resolutions of the Board relating to the constitution and responsibilities of the audit
committee are hereby repealed.

*Outside of the Mandate but as a matter of routine at each Audit Committee Meeting, the CFO will make a
series of reports which will include;*
1. *The CFO is not aware of any frauds or thefts of Company property*
2. *The CFO is not aware of any activities which may be illegal or unethical*
3. *There are no new contingent liabilities except as reported.*
4. *There are no new tax reassessments or other tax issues except as reported.*
5. *There are no prior year accounting adjustments except as reported.*

CORPORATE GOVERNANCE

The Toronto Stock Exchange ("TSX") has made it a requirement of all listed companies to disclose their corporate governance practices each year in either their annual report or in their management information circular. The TSX has established 14 guidelines that are set out in Section 474 of the TSX Company Manual, with the requirement that companies fully and completely describe their system of corporate governance. For more information on the TSX guidelines, please visit: http://www.tsx.ca/en/pdf/CorpGovCurrentRequirements.pdf. The Corporation's statement of corporate governance practices below will provide investors with a clear picture of the Corporation's approach to corporate governance including any divergence from the stated TSX Exchange guidelines.

Guideline 1

The Board, either directly or through Committees of the Board, is responsible for the supervision of management of the Corporation with the objective of acting in the best interests of the Corporation. The Board acts in accordance with: the *Canada Business Corporations Act;* the Corporation's articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and company policies. The Board approves all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Corporation's strategic planning process. At Board meetings, members of Management regularly meet with the directors to discuss and set out the long term goals of the Corporation and the plans to achieve these goals. The mandate of the Corporate Governance Committee requires the Committee, with respect to the general management of the Corporation, to oversee the strategic planning process and the development of the strategic plan for the Corporation.

The Board, through the Corporate Governance Committee, is responsible for conducting: (1) a review of the risks inherent in all of the business activities of the Corporation; (2) an assessment of the integrity and adequacy of the internal control policies and procedures and information systems of the Corporation to ensure the Corporation adequately mitigates the risks of its business activities; and (3) the development of the authorities of senior management and the Board regarding the major business activities of the Corporation to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements.

The Board, through the Corporate Governance Committee, is responsible for overseeing the establishment of a succession plan for the Corporation including the appointing, training and assessment of employees, senior management and the Board.

The Board, through the Corporate Governance Committee, is responsible for overseeing the development of a communications policy to ensure that public disclosure of the Corporation is timely and complete. The Board approves all of the Corporation's major communications, including financing documents and press releases. The Corporation communicates with its shareholders through a number of channels including its web site.

The Board, through its Audit Committee, examines the effectiveness of the Corporation's internal control processes. The Board consults with the Chief Financial Officer and the rest of senior management of the Corporation to ensure the integrity of these systems. The Chief Financial Officer, along with the external auditors, report to the Audit Committee at lease once a year on the quality of the Corporation's internal control processes. See Guideline 9 for a full description of the duties and responsibilities of the Audit Committee.

Guideline 2

Of the six Board members, three of the directors are unrelated. The Corporation does not have a significant shareholder.

Guideline 3

The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Three of the six Board members are unrelated to the Corporation. Stan Bharti is a related director because he receives fees from the Corporation as a special consultant and Chairman of the Board. Bruce Humphrey is a related director because of his position as President and Chief Executive Officer of the Corporation. Gerald McCarvill is a related director because he receives fees from the Corporation as a special consultant and Vice-Chairman of the Board. The other three directors are unrelated directors. None of the other directors work in the day-to-day operations of the Corporation, are party to any material contracts with the Corporation or receive any fees from the Corporation other than as directors. More information about each director can be found in this management information circular under the heading "Election of Directors".

Guideline 4

The Corporation has a Nominating Committee, which is responsible for proposing new nominees to the Board. The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Ken Taylor (both unrelated directors) comprising the remainder of the Committee. The Nominating Committee is responsible for: (1) the proposal of new nominees to the Board; and (2) the assessment of current directors on an ongoing basis.

Guideline 5

The Nominating Committee is also responsible for the implementation of a process for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.

Guideline 6

The Nominating Committee is also responsible for providing an orientation and education program for new recruits to the Board. All directors receive a Directors Orientation Package Binder which contains historical public information about the Corporation, the mandates of the Committees of the Board, and other relevant corporate and business information. Senior management makes regular presentations to the Board on the main areas of the Corporation's business.

Guideline 7

The Nominating Committee is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making. The Board feels that the increase from 5 to 6 members in the previous financial year was appropriate given the Corporation's size and complexity. This number of directors permits the Board to operate in a prudent and efficient manner.

Guideline 8

The Compensation Committee is responsible for a review of the adequacy and form of compensation of directors and senior management and ensuring the compensation realistically reflects the responsibilities and risk involved in being an effective director and/or a member of senior management. For more information about the compensation received by the directors in 2003 -see the section entitled "Compensation of Directors" in this management information circular.

Guideline 9

The Board has appointed four Committees:

– the Audit Committee
– the Compensation Committee
– the Corporate Governance Committee
– the Nominating Committee

The following is a description of each Committee:

Audit Committee

The Audit Committee is chaired by Nancy E. McInerney-Lacombe with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval.

Compensation Committee

The Compensation Committee is chaired by Ken Taylor with Gerald McCarvill and Nancy E. McInerney-Lacombe comprising the remainder of the Committee. Gerald McCarvill is the only member of this Committee who is a related director. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management. It is the Committee's policy for members not to vote on their own compensation.

Corporate Governance Committee

The Corporate Governance Committee is chaired by Peter Bojtos with Nancy E. McInerney-Lacombe and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. The Corporate Governance Committee is responsible for making recommendations to the Board relating to: (1) the adoption of a strategic planning process; (2) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks; (3) the succession planning, including appointing, training and monitoring of senior management; (4) the development of a communications policy for the Corporation; (5) the integrity of the Corporation's internal control and management information systems; and (6) the development of the Corporation's approach to corporate governance issues, including, amongst other things, the Corporation's response to the guidelines set out by the Toronto Stock Exchange.

Nominating Committee

The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. Gerald McCarvill is the only member of this Committee who is a related director. The Nominating Committee is responsible for making recommendations to the Board relating to: (1) the proposal of new nominees to the Board; (2) the assessment of current directors on an ongoing basis; (3) the implementation of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors; (4) an orientation and education program for new recruits to the Board; and (5) the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Guideline 10

The Corporate Governance Committee is responsible for supporting the senior management team and the Board in keeping abreast of changes occurring or proposed to regulatory and market requirements to ensure the Corporation's approach to corporate governance issues, including, among other things, the Corporation's response to the guidelines set out by the Toronto Stock Exchange (as may be modified from time to time), such that, the Corporation adopts "best in class" corporate governance policies and practices. This Committee is responsible for the statement of corporate governance practices included in the Corporation's management information circular.

Guideline 11

The Corporate Governance Committee is responsible for the development of the authorities of senior management and the Board regarding the major business activities of the Corporation to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements. The Board has developed the following position description for members of the Board:

Every Director of the Corporation in exercising his powers and discharging his duties shall:

(a)   act honestly and in good faith with a view to the best interests of the Corporation.

(b)   exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

With respect to Fiduciary Duty or the Duty of Loyalty:

1.   the fiduciary duty requires a Director to be honest in dealing with other Directors and with the Corporation. In fact, a Director must disclose all information he or she has to the Board. The collegial structure of the Board and the practical delegation of responsibilities to committees will suffer if Directors deprive their fellow Directors of important information they need to carry out their responsibilities and practice due diligence.

2.   the fiduciary duty implies a duty of confidentiality. All information about the Board or the Corporation's activities should be presumed to be confidential unless released to the public.

3.   Directors may not profit at the expense of the Corporation. They may not divert opportunities or benefits from the Corporation to themselves or put themselves in a position of conflict by competing with the Corporation for business opportunities.

4.   Directors must disclose their material interest in a party or contracts and should disclose these interests to the full Board and not just a committee.

With respect to the Duty of Care:

1.   these responsibilities imply that the Directors attend meetings regularly, read the documents and briefing notes prepared for them prior to the meetings and follow-up on important matters.

2.   the business judgement rule protects boards and directors from those that might second-guess their decisions. However, Directors must ensure that the process by which they made a decision ensures that there was adequate information available, agendas and background documents in place, rigorous review and questioning is documented and that in-depth review where warranted is referred to the appropriate committee.

Specific Duties of Directors

1.   Overseeing and approving a strategy for the business.

The Directors, individually and collectively, have the responsibility to participate, in developing and approving the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. Directors must ensure there is congruence between shareholder expectations, company plans and management performance.

2.   Management of the Board and selection and oversight of senior management.

Directors, individually and collectively, are responsible for managing the Board affairs, including planning its composition, selecting its chair, nominating candidates for election to the Board, appointing committees and determining Director compensation.

Directors, individually and collectively, have the responsibility for management succession including the appointment, monitoring and replacement of the CEO as well as CEO compensation. Directors have the responsibility for approving the appointment and compensation of senior management acting upon the advice of the CEO.

3.   Monitoring and Acting

        Directors, individually and collectively, have the responsibility for monitoring the company's performance against goals and revising strategy as appropriate.

4.   Approving Policies and procedures for implementing strategy

        Directors, individually and collectively, have the responsibility for approving all significant policies and procedures and ensuring compliance with all laws and regulations while adhering to the highest ethical and moral standards.

5.   Reporting to shareholders on the performance of the business.

        Directors, individually and collectively, have the responsibility for the integrity and timely reporting to shareholders in addition to the approval of all dividends.

6.   Approval and completion of routine legal requirements

        Directors, individually and collectively, are responsible for ensuring all legal requirements, documents and records have been properly prepared, approved and maintained.

Guideline 12

The Chairman of the Board is Stan Bharti, a related director. The Corporate Governance Committee is chaired by Peter Bojtos with Nancy E. McInerney-Lacombe and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. This Committee meets independently to discuss a number of issues, including the development of the authorities of senior management and the Board to ensure greater independence of the Board from management.

Guideline 13

The Audit Committee is chaired by Nancy E. McInerney-Lacombe with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.

Guideline 14

Directors may hire outside advisers at the Corporation's expense, subject to the approval of the Corporate Governance Committee.

PARTICULARS OF SPECIAL BUSINESS

Amendment to Stock Option Plan

Shareholders are being asked to authorize and approve a resolution authorizing certain amendments to the Corporation's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the TSX concerning stock option plans.

The SOP currently permits the issuance of options to purchase 8,500,000 common shares. To date, 1,502,623 common shares have been issued upon the exercise of options leaving 6,997,377 common shares currently available for issue under the SOP.

The Corporation has granted options to purchase 1,000,000 common shares under the SOP to Bruce Humphrey for a 5 year period (of which 842,786 constitute an over grant) at an exercise price of CDN$1.20 per share, options to purchase 50,000 to Greg Wilson for a 5 year period at an exercise price of CDN$1.45 per share; options to purchase 100,000 to Jasbir Gill for a 5 year period at an exercise price of CDN$1.45 per share; options to purchase 50,000 to Richard Adams for a 5 year period at an exercise price of CDN$1.45; options to purchase 100,000 to Acamar Asia Consulting for a 2 year period at an exercise price of CDN$1.86 per share per share; which constitutes an over grant of 1,142,786 options that are subject to shareholder approval of an amendment to the SOP to increase the number of options that may be granted thereunder. The proposed amendments to the SOP would permit the Corporation to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Corporation. As at today's date, this would mean that there would be a total of 9,180,553 options that may be granted under the SOP, as amended, with 8,140,163 of such options having already been granted (inclusive of the aforementioned over grant). Additionally, as set forth below, another proposed amendment to the SOP is the inclusion of a "reloading feature" such that options that have been exercised or options that have expired will return to the SOP, as amended and once again be available for grant by the Corporation under the SOP, as amended. Given that the SOP, as amended will be a fixed percentage plan and a "reloading" plan, to the extent that there remain unallocated options available for grant thereunder, the TSX will require the reapproval of the SOP, as amended, by the shareholders of the Corporation three years after the institution thereof and every three years thereafter.

The SOP (and this will be the case with the SOP, as amended) could result, at any time, in the number of common shares reserved for issuance pursuant to stock options granted to insiders of the Corporation exceeding 10% of the Corporation's issued and outstanding common shares. Given the foregoing, the rules of the TSX require that the contemplated amendments to the SOP be approved by an ordinary majority of votes cast at the Meeting other than votes attaching to securities held by insiders to whom options to purchase common shares may be issued pursuant to the SOP, as amended and the associates of such insiders (collectively, the **"Insiders").** This is referred to as a "Disinterested Shareholder Vote". The number of shares held by Insiders is not within the knowledge of the Corporation and has been furnished by the Insiders, individually. As of March 7, 2005, the number of common shares held by Insiders is 1,700,000.

Management is of the view that the amendments to the SOP to increase the number of options that may be granted thereunder and to provide for a "reloading" feature is necessary in order to continue to attract and retain key employees and consultants given that stock option grants are a critical element of the Corporation's compensation policy as noted under the headings "Compensation of Executive Officers" and "Compensation of Directors" and given that this will enable the Corporation to attract and retain talented people in a competitive global environment. If the Corporation is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected.

Certain features of the SOP (as mandated by the TSX Company Manual section 613), including proposed amendments thereto are set forth below. Where the summary below does not indicate any changes to the SOP that are contemplated, disclosure with respect to the SOP will apply to the SOP, as amended. A copy of the SOP, as amended is attached to this management information circular as Schedule "A".

The exercise price of options granted under the SOP shall be determined by the board of directors or a committee appointed by the board of directors (the **"Committee")** on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade and where there is no such closing price or trade on the prior trading day, "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade.

Under the SOP, options may only be granted to service providers of the Corporation, which include any full or part-time employee or officer or insider of the Corporation or any of its subsidiaries, any other person employed by a company or individual providing management services to the Corporation, any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation or any individual engaged to provide services that promote the purchase or sale of the issued securities (collectively, an **"Eligible Person")** and any registered retirement savings plan established by such Eligible Person or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are and will continue to be beneficially owned, directly or indirectly by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person.

The SOP provides that if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause), the optionee may exercise their option, but only within the period of 90 days (or 30 days if the service provider is an investor relations employee) next succeeding such cessation and in no event after the expiry date. In the event of the death of an optionee during the currency of the optionee's options, the options theretofor granted shall be exercisable within but only within the period of one year next succeeding the optionee's death but in no event after the expiry date of the exercise date.

Options granted under the SOP shall be non-assignable and non-transferrable by an optionee other than by will or by laws of descent and distribution and options shall be exercisable, during an optionee's lifetime, only by the optionee.

The vesting provisions of the SOP currently provide that at the discretion of the board of directors or Committee, as applicable, if the common shares of the Corporation are listed on the TSX, any vesting provisions may be removed and any options to be issued in the future under the SOP may be issued without any vesting restrictions. The SOP also currently contains vesting restrictions applicable if the common shares of the Corporation are listed on the TSX Venture Exchange. Reference is made to the notes below for amendments contemplated to the SOP, that must be approved by the shareholders.

The term of stock options granted under the SOP currently equals five years. Shareholders are being asked to approve an amendment to the SOP to authorize the grant of options for a maximum term of up to ten years as shall be determined by the board of director or the Committee, as applicable.

The SOP does not contain provisions for financial assistance to optionees to exercise options granted under the SOP.

In light of the above, the Board proposes to amend the SOP, with all options granted under the SOP to remain outstanding thereunder.

The Board has approved the amendments to the SOP, subject to shareholder approval.

Shareholders are being asked to approve the following amendments to the SOP:

1.   The SOP currently provides that the number of options issued thereunder may not exceed 8,500,000. The SOP, as amended contemplates that the number of options issued by the Corporation may

not exceed 12.5% of the issued and outstanding shares. Additionally, the SOP, as amended, provides that options that have been exercised or options that have expired will return to the SOP and be once again available for grant by the Corporation.

2.   The SOP previously provided as follows:

1.   The maximum number of shares which may be reserved for issuance to insiders under the SOP, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2.   The maximum number of shares which may be issued to insiders under the SOP together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issued and outstanding shares. The maximum number of shares which may be issued to any one insider and his or her associates under the SOP, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

The SOP also provided that the total number of shares which may be reserved for issuance to any one individual under the SOP shall not exceed 5% of the outstanding issue

The SOP, as amended, does not contain the above restrictions. This means that any amendments to the SOP that require shareholder approval will require the approval of a majority of the shareholders exclusive of the Insiders (as hereinbefore set forth).

3.   The vesting provisions of the SOP currently provide as follows:

Options issued under the SOP may vest at the discretion of the board of directors or Committee, as applicable, provided that (a) the number of shares which may be acquired pursuant to the SOP shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) if the shares are listed on TSX Venture Exchange, options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period. For greater certainty, at the discretion of the board of directors or the Committee, as applicable, if the shares are listed on the Toronto Stock Exchange, the vesting restrictions placed on any previously issued options under the SOP may be removed and any options to be issued in the future under the Plan may be issued without any vesting restrictions.

The SOP, as amended, provides that Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that the shares shall vest in accordance with the requirements of the TSX, if applicable.

4. The SOP provides that the board of directors or the Committee, as applicable, may at any time amend or terminate the SOP, but where amended, such amendment is subject to regulatory approval. The SOP, as amended, contains the following provision:

(a)   Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Plan:

(i) any amendment to the number of securities issuable under the Plan, including, to the extent applicable, an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval.

(ii) any change to the definition of "service provider" which would have the potential of broadening or increasing insider participation.

(iii) the addition of any form of financial assistance;

(iv) any amendment to a financial assistance provision which is more favourable to participants;

(v) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi) the addition of a deferred or restricted share unit or any other provision which results in service providers receiving securities while no cash consideration is received by the Corporation;

(vii) discontinuance of the Plan; and

(viii) and any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide, additional benefits to service providers, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)   The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in (a) above including, without limitation:

(i) amendments of a "housekeeping" nature;
(ii) a change to the vesting provisions of a security or the Plan;
(iii) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and
(iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)   Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the consent of the Optionee.

The Board recommends that shareholders vote for the adoption of the resolution approving the amendments to the SOP and the SOP, as amended. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the disinterested votes cast at the Meeting in respect of such resolution (meaning exclusive of the votes of Insiders).

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the amendment of the SOP on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting (exclusive of Insiders) is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

NOW THEREFORE BE IT RESOLVED THAT:

1.   the amendments to the Corporation's stock option plan and the stock option plan, as amended (the "Plan"), each as set forth in the management information circular of the Corporation dated March 7, 2005 be and they are hereby adopted and approved;

2.   the Corporation be authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan, as amended ;

3.   any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions."

Adoption of Share Compensation Plan

Shareholders are being asked to authorize and approve a resolution authorizing the adoption of a share compensation plan (the "SCP"). The proposed SCP would permit the issuance of up to 2,000,000 common shares of the Corporation.

Under the rules of the TSX, in order for the SCP to be adopted by the Corporation, it must be approved by an ordinary majority of votes cast at the Meeting other than votes attaching to securities held by insiders of the Corporation and the associates of such insiders (collectively, the **"Insiders").** This is referred to as a "Disinterested Shareholder Vote". The number of shares held by Insiders is not within the knowledge of the Corporation and has been furnished by the Insiders, individually. As of March 7, 2005, the number of common shares held by Insiders is 1,700,000.

Management is of the view that the adoption of the SCP is necessary in order to continue to attract and retain key employees and consultants and given that this will enable the Corporation to attract and retain talented people in a competitive global environment. If the Corporation is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected.

Certain features of the SCP (as mandated by the TSX Company Manual section 613) are set forth below. A copy of the SCP is attached to this management information circular as Schedule "B".

The deemed value of the common shares granted under the SCP shall be determined by the board of directors or a committee appointed by the board of directors (the **"Committee")** on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade and where there is no such closing price or trade on the prior trading day, "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade.

Under the SCP, common shares may only be granted to service providers of the Corporation, which include any full or part-time employee or officer or insider of the Corporation or any of its subsidiaries, any other person employed by a company or individual providing management services to the Corporation, any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation or any individual engaged to provide services that promote the purchase or sale of the issued securities (collectively, an **"Eligible Person")** and any registered retirement savings plan established by such Eligible Person or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are and will continue to be beneficially owned, directly or indirectly by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person.

The vesting provisions of the SCP provide that any common share to be issued under the SCP may be issued without any vesting restrictions, or under vesting restrictions as established by the board of directors or the Committee. Reference is made to the copy of the proposed SCP that is attached to this management information circular as Schedule "B".

The Board has approved the adoption of the SCP, subject to shareholder approval.

The Board recommends that shareholders vote for the adoption of the resolution approving the SCP. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the disinterested votes cast at the Meeting in respect of such resolution (meaning exclusive of the votes of Insiders).

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the adoption of the SCP on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting (exclusive of Insiders) is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

NOW THEREFORE BE IT RESOLVED THAT:

1. the Corporation adopt the share compensation plan (the "Compensation Plan"), as set forth in the management information circular of the Corporation dated March 7, 2005, and it is hereby adopted and approved;

2. the Corporation be authorized to grant common shares pursuant to and subject to the terms and conditions of the Compensation Plan, as amended ;

3. any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions."

OTHER MATTERS

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

The contents and sending of this information circular have been approved by the directors of the Corporation.


BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Stan Bharti, Chairman


SCHEDULE "A"

STOCK OPTION PLAN

1.   PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for **Desert Sun Mining Corp.** (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.   ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3.   SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 9 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 12.5% of the issued and outstanding common shares of the Corporation. Options that have been exercised or options that have expired will return to the Plan and be once again available for grant by the Corporation (the "Evergreen Option Plan")

The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4.   ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ("Employee") or Officer, Director or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

5.   LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

      a.   The maximum number of shares which may be reserved for issuance to Consultants under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)

      b.   The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

6.   PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade.

7.   PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 7 and paragraphs 6, 7 and 13 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 6, 7 and 13 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation. Options shall be granted for a term up to ten years, as determined by the Board at the time of the grant.

8.   CESSATION OF PROVISION OF SERVICES

Subject to paragraph 7 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may, but only within the period of ninety days, or thirty days if the service provider is an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 7 below.

9.   DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death, provided that the option shall not be exercisable at a date later than its original expiry date. Before expiry of an option under this paragraph 7, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

10. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

11. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

12. AMENDMENT AND TERMINATION OF THE PLAN

(a)   Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Plan:

(i) any amendment to the number of securities issuable under the Plan, including, to the extent applicable, an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval.

(ii)   any change to the definition of "service provider" which would have the potential of broadening or increasing insider participation.

(iii)   the addition of any form of financial assistance;

(iv)   any amendment to a financial assistance provision which is more favourable to participants;

(v)   the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(viii)the addition of a deferred or restricted share unit or any other provision which results in service providers receiving securities while no cash consideration is received by the Corporation;

(ix) discontinuance of the Plan; and

(viii)any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide, additional benefits to service providers, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)   The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in (a) above including, without limitation:

> (v)   amendments of a "housekeeping" nature;
> (vi) a change to the vesting provisions of a security or the Plan;
> (vii) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and
> (viii) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)   Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the consent of the Optionee.

13.   EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the latest of: (a) the date of its approval by a majority of the directors of the Corporation; (b) the date of its approval by a majority of the Corporation's unrelated directors; and (c) the date of its approval by the shareholders of the Corporation.

14.   EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

15.   EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

16.   VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that the shares shall vest in accordance with the requirements of the Toronto Stock Exchange.

17.   NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

> a. the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

b. a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

i. the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario)) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

ii. any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

iii. any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

iv. the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

18. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

19. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

20. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised. In accordance with paragraph 3, such expired options will return to the Plan and be once again available for grant by the Corporation.

<center>**SCHEDULE "B"**</center>

<center>**SHARE COMPENSATION PLAN**</center>

1.   PURPOSE

The purpose of this share compensation plan (the "Compensation Plan") is to authorize the grant to service providers for **Desert Sun Mining Corp.** (the "Corporation") of common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through common shares, to acquire an increased proprietary interest in the Corporation.

2.   ADMINISTRATION

The Compensation Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of common shares by the board of directors or Committee, as applicable, the Corporation shall grant common shares under the Compensation Plan.

3.   SHARES SUBJECT TO COMPENSATION PLAN

Subject to adjustment under the provisions of paragraph 9 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Compensation Plan will not exceed 2,000,000.

If any shares cannot be issued to any service provider for whatever reason, the obligation of the Corporation to issue such shares shall terminate and the shares granted thereunder will return to the Compensation Plan and be once again available for grant by the Corporation.

4.   ELIGIBILITY

Common shares shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ("Employee") or Officer, Director or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For common shares granted to Employees, Consultants or Management Company Employees, the Corporation must represent that the grantee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted common shares under the Compensation Plan.

5.   LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

    a.   The maximum number of shares which may be reserved for issuance to Consultants under the Compensation Plan, including any grants under any employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)

    b.   The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the Compensation Plan, including any grants under any employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

6.   CESSATION OF PROVISION OF SERVICES

Subject to paragraph 7 below, if any grantee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause), any common shares granted, but not yet vested to the grantee will not vest to the grantee, but instead will return to the Compensation Plan and be once again available for grant by the Corporation, except in the case as provided in paragraph 7 below.

7.   DEATH OF GRANTEE

In the event of the death of a grantee prior to the vesting of all common shares granted under the Compensation Plan, all unvested common shares shall immediately vest.

8.   NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF COMMON SHARES GRANTED BUT NOT YET VESTED

A common share granted under the Compensation Plan, which has not yet vested to the grantee, shall be non-assignable and non-transferable by a grantee otherwise than by will or by laws of descent and distribution.

9.   ADJUSTMENTS IN SHARES SUBJECT TO COMPENSATION PLAN

The aggregate number and kind of shares available under the Compensation Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation.

10. AMENDMENT AND TERMINATION OF THE COMPENSATION PLAN

(a)   Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Compensation Plan:

    (i)   any amendment to the number of securities issuable under the Compensation Plan, including, to the extent applicable, an increase to a fixed number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage;

    (ii)   any change to the definition of "service provider" which would have the potential of broadening or increasing insider participation;

    (iii)   the addition of any form of financial assistance;

(iv)   any amendment to a financial assistance provision which is more favourable to participants;

(v)   the discontinuance of the Compensation Plan; and

(vi)   any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide, additional benefits to service providers, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)   The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Compensation Plan that are not of the type contemplated in (a) above including, without limitation:

(ix)   amendments of a "housekeeping" nature; and

(x)   a change to the vesting provisions of a security or the Compensation Plan.

11.   EFFECTIVE DATE OF THE COMPENSATION PLAN

The Compensation Plan becomes effective on the latest of: (a) the date of its approval by a majority of the directors of the Corporation; (b) the date of its approval by a majority of the Corporation's unrelated directors; and (c) the date of its approval by the shareholders of the Corporation.

12.   EVIDENCE OF COMMON SHARES

Each common share granted under the Compensation Plan shall be embodied in a written agreement between the Corporation and the grantee which shall give effect to the provisions of the Compensation Plan.

13.   VESTING RESTRICTIONS

Common shares issued under the Compensation Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that the shares shall vest in accordance with the requirements of the Toronto Stock Exchange.

14.   NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when a common share granted under this Compensation Plan remains unvested with respect to any granted common shares:

c.   the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

d.   a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the grantee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, the board of directors or Committee, as applicable, may choose to accelerate the vesting provisions of the grant of common shares.

For these purposes, an Acceleration Event means:

i.   the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario)) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

ii.   any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

iii.   any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

iv.   the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

15.   RIGHTS PRIOR TO VESTING

A grantee shall have no rights whatsoever as a shareholder in respect of any of the common shares granted but not yet vested (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of those common shares that have vested.

16.   GOVERNING LAW

This Compensation Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

DESERT SUN MINING CORP.
PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS
APRIL 20, 2005

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
DESERT SUN MINING CORP.

The undersigned shareholder of Desert Sun Mining Corp. (the "Corporation") hereby nominates, constitutes and appoints Bruce Humphrey, President & C.E.O. of the Corporation, or failing him, Stan Bharti, Chairman of the Board of Directors of the Corporation or instead of either of them, _____, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual general meeting of shareholders of the Corporation to be held on the 20th of April, 2005 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. to Vote For _____ or to Withhold From Voting _____, or if no specification is made, VOTE FOR the election of directors proposed by management;

2. to Vote For _____ or to Withhold From Voting _____, or if no specification is made, VOTE FOR the appointment of McGovern, Hurley, Cunningham, LLP, as auditors of the Corporation and to authorize the board of directors to fix their remuneration;

3. to Vote For _____ or to Withhold From Voting _____, or if no specification is made, VOTE FOR the amendment to the Corporation's Stock Option Plan;

4.   to Vote For _____ or to Withhold From Voting _____, or if no specification is made, VOTE FOR the adoption of the Corporation's Share Compensation Plan; and

5.   at the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual general meeting or upon any other matters as may properly come before the annual general meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL GENERAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3 AND 4, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this   day of   , 2005.

PRINT NAME: _____

SIGNATURE: _____

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the annual general meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: June 20, 2005   **Signed: /s/ Tony Wonnacott**
                                                              Tony Wonnacott,
                                                              Corporate Secretary